September 16, 2025

Matthew Clark
Chief Financial Officer
The Cheesecake Factory Incorporated
26901 Malibu Hills Road
Calabasas Hills, CA 91301

       Re: The Cheesecake Factory Incorporated
           Form 10-K for Fiscal Year Ended December 31, 2024
           Form 8-K Furnished July 29, 2025
           File No. 000-20574
Dear Matthew Clark:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K filed July 29, 2025
Exhibit 99.2
Investor Presentation July 29, 2025
Q2 2025 Highlights, page 28

1. We note you present in your investor presentation Adjusted EBITDA and Adjusted
       EPS here and on page 33, and Free Cash Flow on page 33. When presenting non-
       GAAP measures in your investor presentations, please present the most directly comparable GAAP measures. Refer to Rule 100(a)(1) of Regulation G. September 16, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Patrick Kuhn at 202-551-3308 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services